As filed with the Securities and Exchange Commission on July 30, 2014	Registration No. 333 -147661

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

POST EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

LG DISPLAY CO., LTD.
 (Exact name of issuer of deposited securities as specified in its charter)

Not applicable
(Translation of issuer’s name into English)

The Republic of Korea
(Jurisdiction of incorporation or organization of issuer)

399 Park Avenue
New York, New York  10043
(212) 816-6690
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

LG DISPLAY AMERICA INC.
2540 North First Street
San Jose, California 95131
(408) 350-7700
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Jinduk Han, Esq. Cleary Gottlieb Steen & Hamilton LLP c/o Cleary Gottlieb Steen & Hamilton (Hong Kong) 37th Floor, Hysan Place 500 Hennessy Road, Causeway Bay Hong Kong	Herman H. Raspe, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☐

The Registrant hereby amends this Post Effective Amendment No. 1 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post Effective Amendment No. 1 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post Effective Amendment No. 1 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Post Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.            DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article and last sentence on Face.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(a)	The amount of deposited securities represented by one American Depositary Share ("ADSs")	Face of Receipt - Upper right corner.

	(b)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (13) and (14).

	(c)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (12).

	(d)	The transmission of notices, reports and proxy soliciting material	Reverse of Receipt - Paragraphs (12), (14) and (16).

	(e)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (12) and (13).

	(f)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraph (3); Reverse of Receipt - Paragraphs (12) and (13).

	(g)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (21) and (22) (no provision for extensions).

	(h)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Reverse of Receipt - Paragraph (16).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(i)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (4), and (5); Reverse of Receipt – Paragraphs (6), (7), (10) and (13).

	(j)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (2); Reverse of Receipt - Paragraphs (18) and (20).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt - Paragraph (7).

4.	Fees and other direct or indirect payments made by the Depositary to the issuer of the deposited shares		Face of Receipt - Paragraph (7).

Item 2. AVAILABLE INFORMATION			Face of Receipt - Paragraph (11).

The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s website (www.sec.gov), and can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the depositary.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(i) to this Post Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.                                EXHIBITS

(a)(i)               Form of Amendment No. 1 to Deposit Agreement, by and among LG Display Co., Ltd. (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. — Filed herewith as Exhibit (a)(i).

(a)(ii)               Deposit Agreement, dated as of July 22, 2004, by and among the Company, the Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder. — Previously filed as Exhibit (a) to the Registration Statement on Form F-6 (File No. 333-147661) filed with the Commission on November 28, 2007 and incorporated by reference herein.

(a)(iii)               Letter Agreement supplementing the Deposit Agreement, dated as of November 29, 2007, by and between the Company and the Depositary.  — Previously filed as Exhibit 2.3 to the Annual Report on Form 20-F (File No. 001-32238) filed with the Commission on April 16, 2008 and incorporated by reference herein.

(b)           Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  — None.

(c)           Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.  — None.

(d)           Opinion of counsel for the Depositary as to the legality of the securities to be registered.  — previously filed.

(e)           Certificate under Rule 466.  — None.

(f)           Powers of Attorney for certain officers and directors and the authorized representative of the Company.  — Set forth on the signature pages hereto.

Item 4.         UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, dated as of July 22, 2004, by and among LG Display Co., Ltd. (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, as supplemented by the Letter Agreement, dated as of November 29, 2007, by and between the Company and the Depositary and as proposed to be amended by Amendment No. 1 to the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the _____ day of July, 2014.

Legal entity created by the Deposit Agreement, dated as of July 22, 2004 under which the American Depositary Receipts evidencing American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing one-half (1/2) of one (1) share of common stock, par value 5,000 Won per share, of LG Display Co., Ltd.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Emi Mak
Name: Emi Mak
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, LG Display Co., Ltd. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Seoul, Korea, on July 30, 2014.

LG DISPLAY CO., LTD.

By:	/s/ Dong Yeal Lee
Name: Dong Yeal Lee
Title: Vice President

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dong-Yeal Lee, his true and lawful attorney-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all such capacities, to sign any and all amendments (including post-effective amendments and supplements) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on July 30, 2014.

Signature	Title

/s/ Sang Beom Han	Representative Director, President and Chief Executive Officer (Principal Executive Officer)
Sang Beom Han

/s/ Sangdon Kim	Director, Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Sangdon Kim

/s/ Yu Sig Kang	Director
Yu Sig Kang

/s/ Tae Sik Ahn	Director
Tae Sik Ahn

/s/ Jin Jang	Director
Jin Jang

/s/ Dong Il Kwon	Director
Dong Il Kwon

/s/ Joon Park	Director
Joon Park

Authorized Representative in the U.S. LG Display America Inc. /s/ Chris (Yoongki) Min
Name: Chris (Yoongki) Min
Title: President

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page
(a)(i)	Form of Amendment No. 1 to Deposit Agreement